EXHIBIT 99.1

November 4, 2021

To the Board of Directors of Tyme Technologies, Inc.

I am writing to inform you of my decision to resign my position on the Board of Tyme Technologies, Inc. Due to recent changes in my professional career, I have chosen to step back from current commitments as I head down a different professional path.

It has been a pleasure being a part of the Tyme Board. I am proud to have served a mission to deliver treatment to cancer patients without compromising quality of life for the past 4.5 years.

My resignation as a Director is not due to any disagreement with the Company or its management regarding the Company’s operations, policies or practices and I remain fully supportive of the Company and its mission.

I wish only the best to the Tyme Board and the Tyme Team on their journey forward.

Best regards,

Paul Sturman